UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   S. REED MATTINGLY
   4333 RIDGEMOOR DRIVE N.
   PALM HARBOR, FL 34685

2. Date of Event Requiring Statement (Month/Day/Year)
   6/30/01

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol
   EAUTOCLAIMS.COM, INC.

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

   CHIEF OPERATING OFFICER

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|

COMMON STOCK                                 64,000                    (D)
___________________________________________________________________________________________________________________________________|


___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|

Option to acquire
Common Stock              7/00      7/05                              65,000    $2.00     D

Option to acquire
Common Stock             12/01     12/05                               8,333    $1.22     D

Option to acquire
Common Stock             12/02     12/05                               8,333    $1.22     D

Option to acquire
Common Stock             12/03     12/05                               8,334    $1.22     D

Option to acquire
Common Stock             1/02      1/06                                3,333    $1.01     D

Option to acquire
Common Stock             1/03      1/06                                3,333    $1.01     D

Option to acquire
Common Stock             1/04      1/06                                3,334    $1.01     D

Option to acquire
Common Stock             2/02      2/06                                3,333    $2.00     D

Option to acquire
Common Stock             2/03      2/06                                3,333    $2.00     D

Option to acquire
Common Stock             2/04      2/06                                3,334    $2.00     D

Option to acquire
Common Stock             3/02      3/06                                1,666    $1.26     D

Option to acquire
Common Stock             3/03      3/06                                1,667    $1.26     D

Option to acquire
Common Stock             3/04      3/06                                1,667    $1.26     D

Option to acquire
Common Stock             4/01      4/11                               40,000    $0.01     D

___________________________________________________________________________________________________________________________________|

Explanation of Responses:





/s/ S. REED MATTINGLY                                       7/26/01
-------------------                                         -------
Signature of Reporting Person                                Date